UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Due to requests from our U.S. shareholders, we are furnishing this report to clarify the U.S. federal income tax consequences of the merger (the “Merger”) of our indirect wholly-owned subsidiary Stratasys, Inc. with Oaktree Merger Inc. pursuant to the terms of the Agreement and Plan of Merger, dated as of April 13, 2012, by and among Objet Ltd. (n/k/a Stratasys Ltd.), Stratasys, Inc., a Delaware corporation, Seurat Holdings Inc. (“Seurat”), a Delaware corporation, and Oaktree Merger Inc., a Delaware corporation and a direct wholly-owned subsidiary of Seurat (“Oaktree”).  The following discussion supplements the discussion in the proxy statement/prospectus dated August 8, 2012, which was sent to Stratasys, Inc. stockholders on or about that date.

This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) the Treasury Regulations issued under the Code and published rulings and procedures of the IRS, judicial authorities, published positions of the IRS, and other applicable authorities, all as in effect on December 1, 2012, the closing date of the Merger, and all of which are subject to change or differing interpretations (possibly with retroactive effect).  This discussion is limited to U.S. holders who held their shares of Stratasys, Inc. common stock as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Code (generally, assets held for investment). This discussion does not address the tax consequences applicable to Stratasys, Inc. stockholders who are not U.S. holders, nor does it address all of the tax consequences that may be relevant to any particular U.S. holder or U.S. holders who are subject to special treatment under U.S. federal income tax laws.

This discussion does not address the tax consequences of the Merger under state, local or foreign tax laws. This discussion also does not address the tax consequences of any transaction other than the Merger.

Stratasys, Inc. stockholders should consult with their own tax advisors as to the tax consequences of the Merger and the holding and disposition of our ordinary shares based on their particular circumstances, including the applicability and effect of U.S. federal (including the alternative minimum tax), state, local or non-U.S. and other tax laws and of changes in those laws and applicable reporting requirements.

Tax Consequences of the Merger to U.S. Holders

In connection with the Merger, we caused our ordinary shares, nominal value of New Israeli Shekel (NIS) 0.01 per share, to be exchanged for shares of the common stock, $0.01 par value, of Stratasys, Inc. at an exchange ratio of one ordinary share for one share of Stratasys, Inc. common stock.  The exchange of our ordinary shares for Stratasys, Inc. common stock under the Merger should be treated as a taxable exchange for U.S. federal income taxes.   Since the transaction should be treated as a taxable share-for-share exchange, each U.S. holder who exchanged shares of Stratasys, Inc. common stock for our ordinary shares pursuant to the Merger should recognize gain or loss on the exchange.  If a U.S. holder exchanged shares of Stratasys, Inc. common stock on which gains are realized and other shares of Stratasys, Inc. common stock on which losses are realized, the U.S. holder may net the losses against the gains to determine the amount of gain or loss recognized.  Unless otherwise defined in this discussion, terms that were defined in the proxy statement/prospectus have the same meanings in this discussion.

The amount of gain recognized by a U.S. holder will equal the excess, if any, of the fair market value of our ordinary shares received in the Merger over the U.S. holder’s adjusted tax basis in the shares of Stratasys, Inc. common stock surrendered. The gain recognized will be a capital gain and will be a long-term capital gain if the shares of Stratasys, Inc. common stock were held for more than one year at the time of the closing of the Merger.  Long-term capital gain recognized by U.S. holders who are individuals, trusts and estates is subject to a maximum federal income tax rate of 15% for gain recognized in 2012.

The amount of loss recognized by a U.S. holder will equal the excess, if any, of the U.S. holder’s adjusted tax basis in the shares of Stratasys, Inc. common stock surrendered over the fair market value of our ordinary shares received in the Merger. The loss recognized will be a capital loss and will be a long-term capital loss if the shares of Stratasys, Inc. common stock were held for more than one year at the time of the Merger.  The deductibility of a capital loss is subject to limitations.

A U.S. holder will have an adjusted tax basis in our ordinary shares equal to the fair market value of our ordinary shares received as of the time of the Merger.

Stratasys, Inc. stockholders that exchanged Stratasys, Inc. common stock for our ordinary shares should consult their own tax advisors on how to determine the fair market value of our ordinary shares that they received in the Merger.  We cannot give any guidance on how to make this determination.

The holding period for our ordinary shares received by a U.S. holder will commence the day after the Merger.

Other Tax Consequences

For a discussion of other tax consequences of the Merger unrelated to those matters discussed above, please see Material United States Federal Income Tax Consequences of the Merger and the Holding and Disposing of Objet Ordinary Shares Received in the Merger beginning on page 93 of the proxy statement/prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: March 20, 2013	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and
Chief Operating Officer (IL)